E.B

SECU



19005701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 66487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambata Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Pkwy, Suite 950
(No. and Street)

Atlanta   GA   30338
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Starovicz   404-856-6709
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – if individual, state last, first, middle name)

2810 Premiere Pkwy, Suite 200   Duluth,   GA   30097
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Scott Starovicz_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Ambota Securities, LLC_ , as of _December 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FEB 26 2019

Washington, DC

_____
Signature

_____CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



AGL CPA Group, LLC
Service + Expertise = Value
3525 Piedmont Road
Building 7, Suite 203
Atlanta, GA 30305
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ambata Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ambata Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ambata Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ambata Securities, LLC's management. Our responsibility is to express an opinion on Ambata Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ambata Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of Ambata Securities, LLC's financial statements. The supplemental information is the responsibility of Ambata Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

We have served as Ambata Securities, LLC's auditor since 2015.
Atlanta, GA
February 6, 2019

AMBATA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	22,600
Other assets		7,078
Total assets	$	29,678

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,750
Due to affiliated company		323
Total liabilities		9,073
Member's Equity		20,605
Total liabilities and member's equity	$	29,678

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Investment banking	$	0
Total revenues		0
EXPENSES:		
Employee compensation and benefits		5,747
Occupancy		5,073
Communications		1,805
Other operating expenses		49,048
Total expenses		61,673
NET (LOSS)	$	(61,673)

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$	16,353
Member's contributions		65,925
Net loss		(61,673)
Balance, December 31, 2018	$	20,605

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(61,673)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Decrease in other assets		232
Decrease in due to affiliates		(6,063)
NET CASH USED BY OPERATING ACTIVITIES		(67,504)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		65,925
NET CASH PROVIDED BY FINANCING ACTIVITIES		65,925
NET DECREASE IN CASH		(1,579)
CASH, at beginning of year		24,179
CASH, at end of year	$	22,600

The accompanying notes are an integral part of these financial statements.

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC. In April 2010 its name was changed to Ambata Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Ambata Capital, LLC ("Member").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2015.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Evaluation of Subsequent Events: Subsequent events were evaluated through February 6, 2019, which is the date the financial statements were available to be issued.

Revenue Recognition: Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company adopted the revenue recognition standard as of January 1, 2018 using the retrospective method of adoption. This adoption did not have a material impact on the companies

financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the companies previous revenue recognition policies. Similarly the amended guidance did not have a material impact on the recognition of costs incurred to obtain new contracts with clients.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $13,528 which was $8,528 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .67 to 1.0.

RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by a sister entity pursuant to expense sharing agreements. Under the terms of the expense sharing agreements, the Company pays substantially all of its expenses directly to vendors with the exception of payroll costs, occupancy costs for the office in Atlanta, and sundry expenses that are paid by the related entity and reimbursed by the Company. The leases for the office premises are held by the Company's member and have been informally assumed by the Company. The cost for rent to the member for 2018 was approximately $5,000. The member may be dependent upon the resources of the Company to cover the lease obligations.

During 2018, approximately $50,000 of expenses allocable to the Company under the agreements were paid to related parties.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

AMBATA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2018

COMPUTATION OF NET CAPITAL:
Total member's equity	$ 20,605
Less nonallowable assets	
Other assets	(7,077)
Net capital	$ 13,528

COMPUTATION OF AGGREGATE INDEBTEDNESS:
Aggregate indebtedness liabilities	$ 9,073

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required	$ 5,000

EXCESS NET CAPITAL — $ 8,528

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL — 0.67 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

AMBATA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' funds or securities.



AGL CPA Group, LLC
Service + Expertise = Value
3525 Piedmont Road
Building 7, Suite 203
Atlanta, GA 30305
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ambata Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ambata Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ambata Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Ambata Securities, LLC stated that Ambata Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ambata Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ambata Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AGL CPA Group, LLC

Atlanta, GA
February 6, 2019



1050 Crown Pointe Pkwy
Suite 950
Atlanta, GA 30338
P: +1 404.856.6709
F: +1 212.867.9208

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ambata Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Ambata Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Scott Starowicz
February 6, 2019



AGL CPA Group, LLC
Service + Expertise = Value
3525 Piedmont Road
Building 7, Suite 203
Atlanta, GA 30305
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
of Ambata Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ambata Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Ambata Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Ambata Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ambata Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ambata Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Atlanta, GA
February 6, 2019

AMBATA SECURITIES, LLC
Financial Statements and Schedules
For Year Ended December 31, 2018
With
Report of Independent Auditor